UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

China Shen Zhou Mining & Resources, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

16942H109

(CUSIP Number)

Mr. Ming Yuan Zhang

Mountview Path Limited

908 China Merchants Tower

168-200 Connaught Road

Sheung Wan, Hong Kong

Telephone: (852) 2587 7212

Facsimile: (852) 2587 7199

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MOUNTVIEW PATH LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000 *
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,000,000 *
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,000,000 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%*
14	TYPE OF REPORTING PERSON CO

*	See Items 4 and 5 below.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D filed with the Securities and Exchange Commission on August 31, 2009 (the “Original Filing”) with respect to the shares of common stock, par value $0.001 per share (the “Shares”), of China Shen Zhou Mining & Resources, Inc., a Nevada corporation (the “Issuer”). This Amendment No. 1 is being filed to reflect the consummation of certain transactions by Mountview Path Limited (the “Reporting Person”) pursuant to a Notes Repurchase Agreement, dated September 22, 2009, by and between the Reporting Person and the Issuer (the “Notes Repurchase Agreement”) and to update the number of Shares beneficially owned by the Reporting Person following the Original Filing. Accordingly, this Amendment No. 1 amends and restates rows 4, 7, 8, 9, 10, 11 and 13 of the cover page of the Original Filing, and Items 1, 3, 4, 5, 6 and 7 of the Original Filing. Rows 1, 2, 3, 5, 6 and 12 of the cover page of the Original Filing, and Item 2 of the Original Filing, are not amended hereby. Capitalized terms that are not defined herein have the respective meanings set forth in the Original Filing.

Item 1.	Security and Issuer.

This Amendment No. 1 relates to the Shares issued to the Reporting Person pursuant to the Notes Repurchase Agreement. The principal executive offices of the Issuer are located at No. 166 Fushi Road, Zeyang Tower, Suite 305, Shijingshan District, Beijing, China 100043, People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The following paragraph is added to Item 3:

The Company agreed on September 22, 2009 to repurchase the Notes in a privately negotiated transaction for an aggregate purchase price of US$28,000,000, consisting of (a) US$8,000,000 in cash and (b) 5,000,000 Shares, pursuant to the Notes Repurchase Agreement, as further described in Item 4 below. The repurchase transaction closed on December 23, 2009.

Item 4.	Purpose of Transaction.

The following paragraphs are added to Item 4:

On September 22, 2009, the Reporting Person and the Issuer entered into the Notes Repurchase Agreement, pursuant to which the Issuer agreed to repurchase the Notes from the Reporting Person for an aggregate purchase price of US$28,000,000, consisting of (a) US$8,000,000 in cash and (b) 5,000,000 Shares. Upon closing of the repurchase transaction, the Notes, the Pledge Agreement and the obligations, rights and restrictions thereunder and in connection therewith on all the parties thereto were cancelled and the Pledged Shares were delivered to the Pledgor. On December 23, 2009, pursuant to the Notes Repurchase Agreement, the Issuer paid US$8,000,000 in cash and issued 5,000,000 Shares to the Reporting Person.

The Reporting Person acquired the securities for investment purposes. The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine to (i) dispose of all or a portion of the securities of the Issuer owned by it from time to time in public or private transactions; (ii) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise; (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the following paragraph of this Item 4 or (iv) otherwise change its investment intent. Notwithstanding anything contained herein to the contrary, the Reporting Person specifically reserves the right to change its intentions at any time with respect to any or all of such matters, as it deems appropriate. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the Issuer’s financial condition, business, operations and prospects, other developments concerning the Issuer and the mining and natural resources business generally, other business opportunities available to the Reporting Person, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer, and other relevant factors.

Other than as described herein, the Reporting Person has no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 27,214,514 Shares outstanding, which is the total number of Shares outstanding as of November 12, 2009, as reported in the Issuer’s Form 10-Q filed on November 12, 2009 for the fiscal quarter ended September 30, 2009 and the 5,000,000 Shares issued to the Reporting Person pursuant to the Note Repurchase Agreement. As of the close of business on February 9, 2010, the Reporting Person may be deemed to beneficially own 5,000,000 Shares constituting approximately 18.4% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive powers over the 5,000,000 Shares, which powers are exercised by the Principal.

(c) During the last sixty days, the Reporting Person did not engage in any transactions in the Shares other than the acquisition of the Shares as described in Item 4 above.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

On September 22, 2009, the Reporting Person and the Issuer entered into the Notes Repurchase Agreement as described in Item 4 and attached hereto as Exhibit 99.1.

Item 7.	Material to be Filed as Exhibits.

		Filed Herewith		Incorporated by Reference
Exhibit No.	Description		Form	Exhibit No.	File No.	Filing Date

99.1	Notes Repurchase Agreement, dated September 22, 2009, by and between China Shen Zhou Mining & Resources, Inc. and Mountview Path Limited		8-K	10.2	001-33929	9/25/2009

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2010

MOUNTVIEW PATH LIMITED

By:	/s/ ZHANG MING YUAN
Name:	Zhang Ming Yuan
Title:	Director

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